www.KKRreit.com | NYSE: KREF

May 6, 2025

VIA EDGAR

Re:	KKR Real Estate Finance Trust Inc.
Registration Statement on Form S-3
File No. 333-286852

Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Construction
100 F Street, N.E.
Washington, D.C. 20549
Attention: Stacie Gorman, Esq.

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, KKR Real Estate Finance Trust Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:30 p.m., Washington, D.C. time, on May 8, 2025, or as soon as possible thereafter.  In this regard, the Company is aware of its obligations under the Securities Act.

We request that we be notified of such effectiveness by telephone call to Joseph H. Kaufman of Simpson Thacher & Bartlett LLP at (212) 455-2948.

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Very truly yours,

KKR REAL ESTATE FINANCE TRUST INC.

By:	/s/ Kelly Galligan
Name: Kelly Galligan
Title: General Counsel and Secretary